Mail Stop 6010

      							May 20, 2005

Emile Loria, M.D.
President and Chief Executive Officer
Epimmune Inc.
5820 Nancy Ridge Drive,
San Diego, California 92121

Re:	Epimmune Inc.
	Preliminary Schedule 14A
      Filed April 22, 2005
      File No. 1-19591

   Form 10-K for the year ended December 31, 2004
	File No. 1-19591

	Form 10-Q for the quarterly period ended March 31, 2005
	File No. 1-19591

Dear Dr. Loria:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Preliminary Schedule 14A
General

1. Please note that where we provide examples to illustrate what we mean by our comments, they are examples only and not intended as exhaustive lists. If our comments are applicable to portions of your filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.
2. In addition, please note that you are required to file with the Commission any written instructions, scripts, and outlines that will be used by any person that solicits proxies on behalf of Epimmune through personal interview, telephone, or telegram, and all other soliciting material that will be furnished to Epimmune shareholders.
See Rules 14a-6(b) and (c) of the Exchange Act of 1934.
3. We note that the proxy card asks stockholders to grant the proxies discretionary authority to vote on any other matters that may properly come before the meeting. Please ensure that the proxy statement provides appropriate disclosure to Epimmune stockholders of this proxy authority.
4. To the extent that IDM received any financial information about Epimmune in the course of the parties` due diligence and negotiations that is not otherwise disclosed in the proxy statement or in Epimmune`s public filings, please consider whether such information should be disclosed in your next amendment to the proxy statement. In addition, please tell us by supplementary response whether you are aware of any such information and describe the nature of this information.
Introductory Letter to Epimmune Stockholders

5. We note your statement that you are enclosing your annual report
to stockholders for the year ended December 31, 2004 along with your
proxy statement.  In addition, you should also enclose a copy of your
most recent quarterly report on Form 10-Q.  Please confirm that you
will comply with this request and revise your letter to
stockholders
accordingly.
Notice of Annual Meeting of Stockholders
6. We note that the deadline for returning proxies appears on page
6
of the proxy statement under the caption "How do I vote?" Please also include this deadline in the bolded legend at the bottom of the
Notice.

7. You state that the transactions under the Share Exchange Agreement will not close if any of proposals 1, 3 or 4 do not receive the required vote by Epimmune stockholders unless the IDM shareholders who are parties to the Share Exchange Agreement waive this condition to consummation. However, we note that you are also seeking stockholder approval in accordance with the rules of the Nasdaq Stock
Market regarding the issuance of shares of Epimmune`s common stock.
Therefore, the Company should clarify that it is also seeking approval to comply with NASD requirements and that even if the IDM shareholders were to waive the requirement under the Share Exchange
Agreement, without stockholder approval Epimmune would face the delisting of its shares on the Nasdaq Stock Market.
Chapter 1 - Overview

Questions and Answers About the Exchange, pages 1-4
8. In addition to the matters already addressed in this section, please also include questions and answers about the following:
* the percentage of outstanding common stock of the combined company that will be owned by each of the former (i) non-affiliates and
(ii)
affiliates of Epimmune, on a fully diluted basis;
* whether the current holders of Epimmune derivative securities will be afforded the opportunity to vote the shares of common stock underlying their derivative securities for purposes of approving the merger; and
* whether current holders of Epimmune derivative securities will be permitted to convert such holdings prior to the stockholders` meeting and, if so, the mechanics for doing so
9. On page 4, in your discussion of Epimmune stockholders that have committed to vote in favor of the transaction with IDM, please provide the percentage of outstanding Epimmune common stock, as of the record date, that has agreed to vote in this manner.
10. Please address, either in this section or in the Summary of the
Exchange that begins on page 10, any material tax effects to Epimmune stockholders as a result of the Share Exchange Agreement and related transactions. If there are no material tax effects, please make this clear.
11. Similarly, please discuss any material tax effects to Epimmune as a result of the Share Exchange Agreement and related transactions. If there are none, you should state affirmatively that such is the case.

12. In the second paragraph under the caption "How are votes counted?" on page 8, please disclose which of each of the proposals being offered for shareholder consideration would be considered discretionary and which would be considered non-discretionary. In addition, we are unclear why the New York Stock Exchange rules are relevant in this case. Please explain or revise your disclosure, as appropriate.
13. On pages 8-9 under the caption "How many votes are needed to approve each proposal?," please clarify whether the preferred stockholders vote as a single class with the common or separately.
14. On page 12 under the caption "Interests of Directors, Officers and Affiliates," please disclose the number of options that will vest in full for each of the three officers and the number of options for the three members of the Board that will remain exercisable. Similarly, the disclosure that appears in the bullet points on pages
19-20 under the risk factor entitled "Some of the directors and executive officers of Epimmune and IDM may have interests in the Exchange that are different from . . .," should be more specific. For example, in the second bullet point, you should state the number of options that will vest in full for each person. As another example, in the fourth bullet point, please state the actual dollar amount of each cash bonus.

Risk Factors, pages 19-36
General
15. Where you lay out bullet points highlighting specific risk factors, please elaborate on any specific problems you have faced in the past relating to those bullet points, are ongoing, or which are likely to occur. Please note that in doing so, your resulting disclosure might become significant enough to warrant a separate risk factor. We may have further comments on your disclosure.
16. If either Epimmune or IDM has material agreements that, by their terms, may be terminated or renegotiated as a result of the transactions described in the proxy statement, or cannot be assumed by the combined company without undue difficulty, please add a separate risk factor that addresses this point. You should also disclose whether any third party has indicated its intention to terminate its agreement with either company or to defer or delay a decision affecting its agreement with either company in response to the contemplated transactions. We note, for instance, the risk factor entitled "The combined company may not be able to obtain licenses . . ." on page 27 which discloses that "certain license agreements to which IDM is a party may not be transferred to the combined company without the licensor`s consent . . ."
17. We note that the indemnity escrow shares will be the sole and exclusive remedy of Epimmune and its affiliates for any losses arising out of any claims relating to the Share Exchange Agreement.
We refer page 71 of the proxy statement. Please consider whether this limitation of liability presents a material transaction risk that should be disclosed as a separate risk factor. If the Epimmune board considered this feature of the Share Exchange Agreement as a negative factor weighing against the transaction with IDM, this should also be disclosed as appropriate in the proxy statement.
18. Please consider whether there is a need for a risk factor that addresses the diminution of voting control by former holders of Epimmune as a result of the conversion of their stake in Epimmune to ownership of an interest in the combined company. In other words, the shares in the combined company held by former Epimmune holders as a group will no longer equate to a controlling interest in the surviving company (as they once did with respect to Epimmune), nor will each individual Epimmune holder exert the same degree of voting power with respect to the combined company that it did with Epimmune prior to the consummation of the transactions.
19. There appears to be a considerable amount of unnecessary redundancy throughout your risk factors, especially with respect to your discussion of the risks associated with the development and commercialization of the companies` product candidates. By way of example only:

* The risk factors entitled "If the combined company does not successfully develop and commercialize its products . . . (pages 28-
29)," "The combined company will be subject to extensive and uncertain government regulation . . . (page 29)" and "The lengthy approval process and uncertainty of U.S. and European government regulatory requirements . . . (pages 29-30)," are largely duplicative of the risk factors entitled "IDM`s lead product candidate Mepact, may never obtain regulatory approval (page 21)" and "The process of developing immunotherapeutic products
.. . . (page 22);"

* The risk factors entitled "The combined company will be at an early
stage of development . . . (page 25)" is duplicative of the risk factor entitled "The process of developing immunotherapeutic products
.. . . (page 22);"

* The risk factor entitled "Product liability risks may expose the combined company to significant liability . . . (pages 34-35)" is duplicative of the risk factor entitled "Unexpected or undesirable side effects or other characteristics of the combined company`s technology . . . (page 25);"

* The risk factor entitled "The combined company`s treatment approach may not prove effective (page 26)" is duplicative of the risk factor entitled "The combined company`s research and development programs may not yield effective product candidates . . . (pages 25-26);"

* The risk factor entitled "If the combined company is unable to compete effectively
.. . ." is duplicative of the risk factor entitled "The combined company`s competitors may develop products that are more effective
..
.. . (page 31);" and

* The risk factor entitled "Uncertain third-party reimbursement and health care reform measures may delay market acceptance . . . (page
34)" is duplicative of the risk factor entitled "Successful commercialization of future products of the combined company will depend on its ability to gain acceptance . . . (pages 33-34)"

  Risks Related to the Business of the Combined Company, pages 21-
35

"Some of our research and development programs are funded by the U.S.
government . . . ," page 22
20. Please disclose the extent to which such programs are exclusively funded by the U.S. government and the percent of the combined company`s revenue attributable to such funding.

"IDM`s principal source of revenues and operating cash flows . .
..,"
pages 22-23
21. Please disclose the percent of the combined company`s revenue and operating cash flow that would have been attributable to Sanofi-
Aventis S.A. for the years 2002, 2003 and 2004.

"Epimmune`s and IDM`s history of operating losses . . .," pages
23-24
22. Please revise to disclose each company`s cumulative losses since inception and losses in each of the last three completed fiscal years.

"The combined company may experience difficulties managing its growth
.. . .," page 25
23. Your description in this risk factor could apply to any
company
in any industry. The discussion should be honed so that it is specific to your company and describes with particularity why the
combined company is vulnerable to the risk presented.   Please
revise
accordingly.  See Item 503(c) of Regulation S-K.

"The combined company`s supplies of certain materials . . .," page
27
24. Please disclose the extent to which:
* any of the critical materials supplied by third parties are not readily obtainable from alternate vendors; and

* these materials are supplied pursuant to long-term contracts.
25. Please also address whether any of the key raw materials used by the two companies are inherently scarce and the risks this may pose.

"If the combined company loses its key scientific and management personnel . . .," page 33
26. Since most companies rely on their key personnel, clearly explain how this specific risk factor applies to your company. For example, identify the key personnel upon whom you are dependent and how you would be specifically adversely affected if one or more of them left.
27. Please disclose whether you have reason to believe that key employees will depart the companies as a result of the impending transaction or, independent of the transaction, any individuals are planning to leave, retire or are nearing retirement age. If so, please identify such and the anticipated impact on the combined company going forward.
28. Please disclose whether you have employment contracts with your key scientific and management personnel and those contracts are affected, if at all, by the contemplated transactions.

"Product liability risks may expose the combined company to significant liability . . .," pages 34-35
29. Please discuss the extent to which the combined company has received commitments in respect of product liability insurance.

"The combined company`s use of hazardous materials...," page 35
30. Please be more specific about the hazardous materials that you use in your business. In addition, state whether the combined company anticipates carrying liability insurance for contamination or injury resulting from the use of hazardous materials.

Risks Related to Our Common Stock, pages 35-26

"Future sales of shares of our common stock . . .," page 36
31. Please disclose the number of shares (including those underlying derivative securities) in the combined company that will be eligible for sale in the public markets following expiration of the six-month lock-up agreement.

Chapter Two - Proposal 1

Background of the Exchange, pages 37-46

General
32. Please provide us supplementally with copies of any non-public information - documents, financial forecasts, projections and presentations - used by or on behalf of Epimmune in the merger negotiations and any schedules and attachments to the merger agreement that were not filed with the registration statement. We may have additional comments.
33. Please provide us supplementally with all of the materials, including any financial analyses, used by Jefferies & Company, Inc.
at the special meeting of the Epimmune board on March 15, 2005.
34. Please identify the Epimmune board members not present at each of the special and regular meetings described.
35. Your description of some of the meetings is somewhat vague. You should describe in greater detail the nature and substance of the deliberations conducted at the various meetings from August 2004 through March 15, 2005. For example, when you mention that the board reviewed the strategic benefits and risks of the potential combination and available alternatives at its regular meeting held on
October 26, 2004 (page 39), you should elaborate on the specifics of this discussion. The disclosure should provide stockholders with an understanding of how, when and why the terms of the proposed transaction evolved during the course of the board`s deliberations.
As another example, when you disclose that Jefferies presented its analysis to Epimmune`s board or reviewed information with management, your disclosure should allow stockholders to understand the particular insights and perspectives provided to Epimmune`s representatives. Broad generalizations about topics covered during these meetings are not sufficient.
36. Please describe in reasonable detail how the exchange ratio was determined and negotiated.

Opinion of Epimmune`s Financial Advisor to the Board of Directors,
pages 46-51
Comparable Company Analysis, pages 48-49
37. Regarding the comparable companies analysis described,
Jefferies`
selection criteria seem overly broad. To the extent that any companies meeting the criteria were excluded from Jefferies` analysis, please revise to disclose this information and to explain the basis for such exclusion.
38. At the bottom of page 48, you state that the "transaction value
of the Consideration was approximately $61.8 million . . ."
Please
explain the difference between $61.8 million disclosed in this section and the $68.1 million figure disclosed on the cover page of the Schedule 14A as the proposed maximum aggregate value of the transaction.
39. Please clarify whether this figure of $61.8 million, described as
the transaction value, was used as the "enterprise value" for IDM for
purposes of Jefferies` comparable company analysis.  If not, please
explain how Jefferies derived the implied enterprise value for
IDM.
40. In your discussion of Jefferies` comparable company analysis, it
is unclear how Jefferies derived the enterprise value of the selected
companies and how it derived the "implied enterprise value" of
IDM.
Please disclose Jefferies` methodology.   You should also disclose
the enterprise values calculated by Jefferies for each company listed in the table at the top of page 49.
41. You state on page 49 that Jefferies made numerous assumptions in evaluating the comparables of the selected companies. Please disclose such assumptions.

Comparable M&A Transaction Analysis, pages 49-50
42. Please disclose the enterprise values calculated by Jefferies for each of the eight acquisition transactions listed on page 49.
43. Please also disclose the assumptions that Jefferies made in evaluating the comparables of the selected transactions.
44. To the extent that any transactions meeting the criteria were excluded from Jefferies` analysis, please revise to disclose this information and to explain the basis for such exclusion.

Discounted Cash Flow Analysis, page 50
45. Please disclose any adjustments made by Jefferies to the projections given by IDM`s management as to the potential future performance of IDM.
46. Please disclose the weighted average cost of capital rate used by
Jefferies in its analysis.

Interests of Directors, Officers and Affiliates, pages 51-52

47. Please disclose the number, exercise price and value of the executive options that will immediately vest on consummation of the
Share Exchange Agreement.
48. Please also disclose the exercise price, expiration date and number of the various options held by Messrs. Greene, Jr., Hibon and
Comer.

Description of Drag-Along Right under the IDM Shareholders
Agreement,
pages 52-53
49. In your next amendment, please update your disclosure to state whether one or more IDM shareholders submitted a counterbid for shares of IDM stock before the deadline of April 29, 2005.

Information about IDM, pages 77-90

50. On page 78 you describe three of IDM`s clinical trials as Phase
I/II and another as Phase II/III. Please supplementarily provide us with information justifying the characterization of these trials as combination trials.
51. Please also consider providing appropriate disclosure about the results of these trials, particularly with respect to Mepact. In this regard, we note the recent presentation of Phase III clinical trial results at the ASPHO annual meeting in Washington, D.C. on may
16, 2005.
Operating and Financial Review and Prospects

Results of Operations, pages 83-86

52. Please expand your disclosure by referring to the Division of Corporation Finance "Current Issues and Rulemaking Projects Quarterly
Update" under section VIII - Industry Specific Issues - Accounting and Disclosure by Companies Engaged in Research and Development Activities. You can find it at the following website address: http://www.sec.gov/divisions/corpfin/cfcrq032001.htm#secviii.

Please disclose the following information for each of your major research and development projects:
a. The current status of the project;
b. The costs incurred during each period presented and to date on the project;
c. The nature, timing and estimated costs of the efforts necessary to complete the project;
d. The anticipated completion dates;
e. The risks and uncertainties associated with completing development on schedule, and the consequences to operations, financial position and liquidity if the project is not completed timely; and finally
f. The period in which material net cash inflows from significant projects are expected to commence.

	Regarding b., if you do not maintain any research and development costs by project, disclose that fact and explain why management does not maintain and evaluate research and development costs by project. Provide other quantitative or qualitative disclosure that indicates the amount of the company`s resources being used on the project.

	Regarding c. and d., disclose the amount or range of estimated costs and timing to complete the phase in process and each future phase. To the extent that information is not estimable, disclose those facts and circumstances indicating the uncertainties that preclude you from making a reasonable estimate.

Contractual Obligations, page 87
53. Please expand you disclosures to clarify the nature of the fixed mandatory payments under collaborative, licensing or consulting agreements included in the table. Disclose, to the extent material, the amount and timing of milestone and other related payments under licensing and collaboration agreements that are reasonably likely to be paid. Additionally, please consider enhancing your discussion of these potential payments within Liquidity and Capital Resources. Please refer to Financial Reporting Release 72, section IV.

Disclosure about Market Risk, page 90
54. It appears that IDM may be subject to foreign currency exchange rate risk. Please provide disclosure about this market risk as required by Rule 305 of Regulation S-K or disclose that foreign currency exchange rate risk is not material.

Notes to Unaudited Proforma Condensed Combined Financial
Statements

1. Basis of Presentation, page 96
55. Please disclose the material assumptions used to calculate the estimated fair value of the Epimmune stock options.
56. If the allocation of the estimated purchase price is preliminary, please state, if true, that in management`s opinion the preliminary allocation of cost is not expected to materially differ from the final allocation; otherwise, present additional pro forma information to give effect to the range of possible results. Refer to Rule 11-
02(b)(8) of Regulation S-X.
57. Please refer to your disclosure regarding the amount of the purchase price attributable to in-process research and development.
Expand your disclosures to address the following:
* Disclose the fair value assigned to each significant project.
* Disclose the valuation method used to estimate fair value.
* Disclose the significant assumptions used in the valuation of each project. Include:
a. The stage of completion at the acquisition date for each significant project.
b. The period in which material net cash inflows were expected to commence for significant projects.
c. The risk adjusted discount rate applied to the project`s cash flows.

2. Pro Forma Adjustments, page 97
58. Please remove pro forma statement of operations adjustments
(2)
and (5) because the write-off of IPR&D will not have a continuing
impact on operations.   Cleary indicate in your footnote
disclosure
that these charges were not considered in the pro forma condensed statement of operations. Please refer to Rules 11-02(b)(5) and 11-02(b)(6) of Regulation S-X.
59. It is not clear from your disclosure why you are eliminating historical compensation expense from the statement of operations in pro forma adjustment (13). Please remove this adjustment or revise your disclosure to clarify your basis for this adjustment.
60. Please expand pro forma adjustment (14) disclosures to clarify how the adjustment to additional paid-in capital was computed.
61. It appears that the amortization of deferred stock-based compensation over 18 months disclosed in adjustment (15) and the retention bonuses disclosed in adjustment (16) will not have a continuing impact on operations. Please remove these statement of operations adjustments or tell us your basis for these pro forma adjustments under Rule 11-02(b) of Regulation S-X.
62. Please expand your disclosures to clarify why there were no pro forma tax adjustments. Calculate the tax effect of any pro forma adjustments at the statutory rate in effect during the periods presented.

Where You Can Find More Information, page 146
63. Please specifically incorporate by reference Epimmune`s Form
10-Q
for the quarterly period ended March 31, 2005 and all other omitted reports, if any, filed since the end of your last completed fiscal year. Update the financial statements and information included in the proxy statement as required by Rule 3-12 of Regulation S-X.

Financial Statements of IDM

Notes to Consolidated Financial Statements

1. Nature of Business and Summary of Significant Accounting
Policies

Revenue recognition, page F-8
64. Please expand your disclosures to clarify how you ascribe fair value to milestone payments and the circumstances that would prevent you from ascribing fair value upon the achievement of a milestone. Clarify your disclosures to explain why the entire amount is deferred over the remaining development period and why no revenue is recognized for the proportion of the efforts completed to date upon achieving the milestone.
65. Please expand your disclosures to clarify why reimbursement of research and development expenses incurred prior to selection of a product by a collaborative partner are considered additional up-front payments and deferred over the research term. Clarify whether amounts incurred are recognized as revenue once a product is selected by a collaborative partner.

Prepaid expenses, page F-9
66. Please tell us and expand your disclosures to clarify why accounting, legal and other professional service fees are recorded as prepaid expenses and not expensed as incurred.

2. Research and Development Agreements, F-12 - F-14
67. For each research and development arrangement, please disclose the amount of costs incurred for each period presented. Please refer to paragraph 14 of SFAS 68.

2.2  Agreement with Sanofi-Aventis (Related Party), page F-12
68. It appears that your agreement with Sanofi-Aventis is a revenue arrangement with multiple deliverables. Please disclose your accounting policy for recognition of revenue from multiple-deliverable arrangements. Please expand your disclosure to clarify why the three payments made by Sanofi-Aventis in 2001 do not represent separate units of accounting and were deferred over the development period.

2.3 Agreement with Medarex, page F-14
69. Please refer to your reference to the valuation of the ABSOCRA, the licenses and the repurchase of a commercialization option by an independent expert. Please delete this reference or you will be required to name the independent expert and provide their consent if these financial statements are included in a registration statement.

3. Intangible Assets- Net, page F-15
70. Please disclose the facts and circumstances that lead to the impairment charges in 2003 and 2004. Please expand your disclosures to clarify how you determined the fair value of the Medarex licenses in your impairment analyses. Tell us why the impairment charge of approximately 5,500 was not recorded in an earlier year.

11. Commitments, F-21
71. It appears that your operating lease obligations disclosed in the
contractual obligation table is inconsistent with your disclosure in
this note.   Please revise to disclose your future minimum lease
payments for each of the five succeeding years as required by paragraph 23 of SFAS 13 or revise the contractual obligation table to eliminate this inconsistency

Epimmune, Inc. Form 10-K for the fiscal year ended December 31,
2004

Management`s Discussion and Analysis of Financial Condition and
Results of Operations
Results of Operations, page 32

72. Please expand your disclosure by referring to the Division of Corporation Finance "Current Issues and Rulemaking Projects Quarterly
Update" under section VIII - Industry Specific Issues - Accounting and Disclosure by Companies Engaged in Research and Development Activities. You can find it at the following website address: http://www.sec.gov/divisions/corpfin/cfcrq032001.htm#secviii.

	Please disclose the following information for each of your major research and development projects:

a. The costs incurred during each period presented and to date on the project;
b. The nature, timing and estimated costs of the efforts necessary to complete the project;
c. The anticipated completion dates;
d. The risks and uncertainties associated with completing development on schedule, and the consequences to operations, financial position and liquidity if the project is not completed timely; and finally
e. The period in which material net cash inflows from significant projects are expected to commence.

	Regarding a., if you do not maintain any research and development costs by project; disclose that fact and explain why management does not maintain and evaluate research and development costs by project. Provide other quantitative or qualitative disclosure that indicates the amount of the company`s resources being used on the project.

	Regarding b. and c., disclose the amount or range of estimated costs and timing to complete the phase in process and each future phase. To the extent that information is not estimable, disclose those facts and circumstances indicating the uncertainties that preclude you from making a reasonable estimate.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
1. Summary of Significant Accounting Policies
Basis of Presentation, page F-7
73. Please refer to your disclosure in Note 1 that Cytel Corporation was merged with its wholly-owned subsidiary and changed its name to
Epimmune Inc. in 1999. Please disclose the subsidiaries included in the consolidated financial statements and disclose the principles of consolidation followed. Please refer to Rule 3A of Regulation S-X.

Patent Costs, page F-8

74. Please disclose your accounting policy for patent costs and if material disclose the amount of amortization related to patent costs for each period presented.

Research Grants and Contract Revenue, page F-8

75. Please clarify how performance is measured under these contracts and explain to us. It appears that output-based approach is the appropriate model to estimate performance under the contract rather than using an input measure, such as cost. Please revise your disclosures accordingly.

License Revenue and Expenses, page F-8
76. Please refer to your disclosure regarding revenue recognition of upfront fees for perpetual licenses where you have no performance obligations. Please expand your disclosure to clarify the nature of the products delivered or services performed that represent the culmination of a separate earnings process. For example, tell us your basis for recognizing the entire up-front license fee received from Anosys Inc. and Pharmexa A/S upon granting the non-exclusive licenses in 2001. Please refer to revenue recognition of nonrefundable up-front fee in SAB Topic 13A.3.

6.  Revenues under Collaborative Research and Development
Agreements,
page F-17
77. For each research and development arrangement, please disclose the amount of costs incurred for each period presented. Please refer to disclosures required by paragraph 14 of SFAS 68.
78. Please confirm that you have related party revenues with only Genencor International, Inc., and that no other disclosure is required by SFAS 57 other than your agreement with Genencor International on page F-20.

Epimmune, Inc. Form 10-Q for the quarterly period ended March 31,
2005
79. Based on the preceding comments, please revise your disclosures as appropriate.

80. We note that the fourth paragraph on page 6 of the 10-Q says that the combined company expects to be able to maintain its current level of operations through 2005. However, your Schedule 14A on page 44 ("Epimmune`s Reasons for the Exchange") states:

The combination will create a company with . . . working capital that we believe will be sufficient to fund the operations of the combined company for 18 to 24 months from January 1, 2005.

		Please explain this discrepancy and revise your filings
as
necessary so that the disclosures 	in your Schedule 14A and 10-Q
for
the first quarter of the current fiscal year are 	consistent.

*	*	*

	As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

	You may contact Todd Sherman at (202) 551-3665 or Don Abbott at
(202) 551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Greenspan, Attorney-Advisor, at (202) 551-3623, or me at (202)
551-
3710 with any other questions.


								Sincerely,




								Jeffrey Riedler
      							Assistant Director


cc:	Kay Chandler, Esq.
	Jason Conger, Esq.
	Cooley Godward LLP
	4401 Eastgate Mall
San Diego, CA 92121-1909

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Emile Loria, M.D.
Epimmune Inc.
May 20, 2005
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